Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Virtuoso Acquisition Corp. (the “Company”) on Amendment No. 1 of Form S-4 of our report dated January 11, 2021 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Virtuoso Acquisition Corp. as of December 31, 2020 and for the period August, 25, 2020 (inception) through December 31, 2020, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statements/prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 7, 2021